





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response.	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 70035

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/10/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bancroft Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

501 Office Center Drive, Suite 130
(No. and Street)

Fort Washington	PA	19034
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Colleen M. Lindh (484-373-4738)
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown
(Name – *if individual, state last, first, middle name*)

Two Logan Square, Suite 2001	Philadelphia	PA	19103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

Fort Washington

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Colleen M. Lindh, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bancroft Capital, LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Commonwealth of Pennsylvania - Notary Seal
KATHLEEN M BALTRA - Notary Public
Montgomery County
My Commission Expires Jul 23, 2022
Commission Number 1336966

Colleen M. Lindh
Signature

Chief Compliance Officer
Title

Kathleen M Baltra
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



BANCROFT CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

PURSUANT TO RULE 17A-5 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE PERIOD MAY 10, 2018 (COMMENCEMENT OF OPERATIONS) TO DECEMBER 31, 2018

BANCROFT CAPITAL, LLC

TABLE OF CONTENTS

	PAGE(S)

withum
ADVISORY TAX AUDIT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Bancroft Capital, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Bancroft Capital, LLC (the "Company"), as of December 31, 2018 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor 2017.

Philadelphia, Pennsylvania
February 28, 2019

WithumSmith+Brown, PC Two Logan Square, Suite 2001, 18th and Arch Streets, Philadelphia, Pennsylvania 19103-2726 T (215) 546 2140 F (215) 546 2148 withum.com

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

BANCROFT CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2018

ASSETS

Cash	$	216,954
Receivable from clearing organizations		315,327
Receivable from customers		7,000
Securities owned, at fair value		4,819,300
Property and equipment, net		86,938
Clearing deposit		250,000
Security deposits		9,654
Other assets		117,947
Total assets	**$**	**5,823,120**

LIABILITIES AND MEMBERS' EQUITY

LIABLILITIES

Accounts payable, accrued expenses and other liabilities	$	126,495
Deferred lease liability		26,134
Total liabilities		**152,629**
MEMBERS' EQUITY		**5,670,491**
Total liabilities and members' equity	**$**	**5,823,120**

See accompanying notes to financial statements.

BANCROFT CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2018

1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Bancroft Capital, LLC (the "Company"), a Pennsylvania limited liability company ("LLC"), is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and licensed by the Financial Industry Regulatory Authority ("FINRA"). The Company is owned by Cauldon D. Quinn (51%) and Bancroft Holdings, LLC (49%), (the "Members"). The Company is registered as a securities broker-dealer and Pennsylvania investment adviser. The Company clears all transactions through its clearing organization on a fully-disclosed basis. The Company's registration with the SEC was effective May 10, 2018.

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities; at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash. The Company places its cash with high credit quality financial institutions. At times, such amounts may exceed federally insured limits. The Company generally does not require collateral or other security from its customers.

Receivable from Customers

Receivable from customers are stated at the amount management expects to collect from outstanding balances. Management will provide for probable uncollectible amounts through a charge to earnings and a credit to an allowance for doubtful accounts. An allowance for doubtful accounts is estimated based on the Company's historical losses, current economic conditions and the financial stability of its customers. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to trade accounts receivable. The

Company generally does not charge interest. As of December 31, 2018, there was no allowance for doubtful accounts.

Cash and Restricted Cash

In November 2016, Financial Accounting Standard Board ("FASB") issued guidance which reduced the diversity in practice as to how changes in restricted cash are presented and classified in the statement of cash flows. The guidance required that the statement of cash flows explain the change during the period in the total cash, cash equivalents and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling beginning-of-period and end-of-period total amounts shown in the statement of cash flows. The Company adopted this guidance as of May 10, 2018 (commencement of operations). Upon adoption, changes in restricted cash are now included within beginning and ending cash in our statement of cash flows. The following table provides a reconciliation of cash and restricted cash reported within the statement of financial condition with the total of the same such amounts presented in the statement of cash flows.

CASH AND RESTRICTED CASH

Beginning of period:		
Cash	$	1,294,261
Restricted cash – security deposits		7,511
Total	**$**	**1,301,772**
End of period:		
Cash		216,954
Restricted cash – security deposits		9,654
Total	**$**	**226,608**

Revenue Recognition

Effective May 10, 2018 (commencement of operations), the Company adopted Accounting Standard Codification ("ASC") Topic 606, Revenue from Contracts with Customers ("ASC 606") using the modified retrospective method. The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract with a customer (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate

the transaction price and (e) recognize revenue when or as the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The adoption of this standard did not have a material impact on opening members' equity as the Company did not recognize revenue prior to its commencement of operations. The new revenue recognition guidance does not apply to principal transactions or interest income. See Note 2 for further information on the new accounting standard and the Company's revenue from contracts with customers.

Property and Equipment

Property and equipment are recorded at cost. The Company depreciates its property and equipment using the straight-line method over their estimated useful lives as follows:

Computer equipment	3 years
Furniture and fixtures	5 years

Maintenance and repairs are charged to operations. Major renewals and improvements are capitalized. At the time an item of physical property is retired, sold or otherwise disposed of, the cost of the asset and the related accumulated depreciation applicable to such item is relieved. Gains or losses resulting from retirements or sales are charged or credited to income.

The Company reviews long-lived assets for impairment whenever circumstances and situations change such that there is an indication that the carrying amounts may not be recoverable. If the carrying amount of the asset exceeds the undiscounted future cash flows expected to be generated by the asset, an impairment charge is recognized.

Income Taxes

The Company is a LLC. For both federal and state tax purposes, LLC's are taxed as partnerships. All income taxes on net earnings are payable by the members of the LLC and accordingly, no provision for income taxes is required.

As of December 31, 2018, the Company had no uncertain tax positions that would require recognition or disclosure in the financial statements. Any tax benefit that the members may receive is not remitted to the Company.

Recent Accounting Pronouncements

FASB issued Update No. 2016-02, Leases ("Topic 842"), in February 2016. The core principle of Topic 842 is that a lessee should recognize the assets and liabilities that arise from leases. From the lessee's perspective, the new standard establishes a right-of-use

("ROU") model that requires a lessee to record a ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. The effective date of this amendment is the fiscal years beginning after December 15, 2018, including interim period within those fiscal years. The Company plans to adopt the standard using a modified retrospective approach as of January 1, 2019 and will recognize a lease liability of $336,851 and a ROU asset at the amount of lease liability, adjusted for the remaining balance of the deferred lease liability ($26,134) resulting in a ROU asset of $310,717.

2. REVENUE

The Company's principal sources of revenue are derived from brokerage commissions, underwriting fees, riskless principal transactions and interest income. The new revenue recognition guidance under ASC 606 does not apply to revenue associated with realized and unrealized gains and losses related to riskless principal trading as well as interest income from financial instruments owned.

Principal transaction revenue is derived from the mark-up or mark-down on securities purchased and sold by the Company. All principal transactions are recorded on a trade-date basis.

The following is a description of activities within the scope of ASC 606 from which the Company generates its revenue:

Commissions

Brokerage commissions. The Company buys and sells equity securities on an agency basis on behalf its institutional customers. The customer pays the Company a commission as a percentage of shares purchased or sold. Commissions and related clearing expenses are recorded on trade date (the date the Company fills the order by executing with one of more counterparties and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on trade date because that is when the underlying financial instrument is identified, the pricing agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Investment Banking

Underwriting fees. The Company participates in underwriting activities, wherein business and governmental entities wish to raise funds through the sale of its securities. Gross revenues are earned from fees arising from securities offerings in which the Company acts as an underwriter. Gross revenue is recognized on trade date for the portion the Company is contracted to buy. The Company believes that trade date is the appropriate point in time to recognize revenue for securities underwriting transactions as there are no significant actions which the Company needs to take subsequent to this date.

The Company records commissions to registered representatives when a new contract is obtained. Commissions are accrued until the performance obligation has been delivered at which time the accrued liability is satisfied. Commissions paid prior to delivery of the offering memorandum are considered contract assets. As of December 31, 2018, there were no contract assets.

Asset Management

401k advisory fees. The Company provides 401k advisory services on a periodic basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consumes the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. 401k advisory fees are received and recognized on a quarterly basis.

Cash management fees. The Company offers a cash management portal powered by State Street Global Markets. The Company believes the performance obligation for providing cash management services is satisfied over time because the customer is receiving and consumes the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Cash management fees are received and recognized as revenue on a monthly basis.

Disaggregation of Revenue

Disaggregation of revenue can be found on the statement of operations for the period May 10, 2018 (commencement of operations) to December 31, 2018 by type of revenue stream.

Significant Judgments

Revenue from contracts with customers includes commission income and fees from investment banking and asset management services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

3. FAIR VALUE MEASUREMENTS

The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer liability in an orderly transaction between market participants at the measurement date. Financial assets are marked to bid prices and financial liabilities are marked to offer prices. Fair value measurements do not include transaction costs.

The best evidence of fair value is a quoted price in an active market. If quoted prices in active markets are not available, fair value is determined by reference to prices for similar instruments, quoted prices or recent transactions in less active markets, or internally developed models that primarily use market-based or independently sourced inputs, including, but not limited to, interest rates, volatilities, equity or debt prices, foreign exchange rates, commodity prices, credit spreads and funding spreads (i.e., the spread or difference between the interest rate at which a borrower could finance a given financial instrument relative to a benchmark interest rate).

U.S. GAAP has a three-level hierarchy for disclosure of fair value measurements. This hierarchy prioritizes inputs to the valuation techniques used to measure fair value, giving the highest priority to level 1 inputs and the lowest priority to level 3 inputs. A financial instrument's level in this hierarchy is based on the lowest level of input that is significant to its fair value measurement. In evaluating the significance of a valuation input, the firm considers, among other factors, a portfolio's net risk exposure to that input. The fair value hierarchy is as follows:

Level 1. Inputs are unadjusted quoted prices in active markets to which the Company has access at the measurement date for identical, unrestricted assets or liabilities.

Level 2. Inputs to valuation techniques are observable, either directly or indirectly.

Level 3. One or more inputs to valuation techniques are significant and unobservable.

The fair values for all of the Company's financial assets are based on observable prices and inputs and are classified as level 2 of the fair value hierarchy. The fair value is estimated using recently executed transaction, broker quotations, and bond spread information. We rely on our clearing firm to perform these valuations on our behalf.

LEVEL 1 ASSETS AT DECEMBER 31, 2018

Description	Total
Securities owned:	
Government & Municipal Obligations (Investment Grade)	$ 4,819,300
Total Securities owned	$ 4,819,300

4. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2018:

Property and equipment	$ 101,123
Less: accumulated depreciation and amortization	(14,185)
Property and equipment, net	$ 86,938

Depreciation and amortization expenses totaled $14,185, for the period May 10, 2018 (commencement of operations) to December 31, 2018.

5. OFF-BALANCE SHEET RISK

Pursuant to a clearing agreement the Company introduces all of its securities transactions to its clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short securities positions are carried on the books of the clearing broker. In accordance with the clearing agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carry securities transactions introduced by the Company. As of December 31, 2018, the Company has total cash deposits with the clearing organization in the amount of $250,000.

6. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company leases office space in Pennsylvania, New York and Illinois, under separate lease agreements expiring through July 31, 2023. Future minimum payments under these leases are $94,717 in 2019, $90,486 in 2020, $86,371 in 2021, $88,040 in 2022 and $52,156 for the remaining term of the lease. The Company recognizes rent expense on a straight-line basis. Straight-line rent expense for the period May 10, 2018 (commencement of operations) to December 31, 2018 was $62,517.

7. EXEMPTION FROM RULE 15c3-3

The Company is exempt from SEC Rule 15c3-3 pursuant to the exemptive provisions of sub-paragraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers." As the Company does not handle customer cash or securities, it does not have any obligation with respect to Possession or Control requirements of SEC Rule 15c3-3.

8. NET CAPITAL REQUIREMENTS

The Company is subject to SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum net capital equal to the greater of $100,000 or 12.5% of aggregate indebtedness, and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1, during the Company's first year of operation. At December 31, 2018, the Company had net capital of $5,538,900, which was $5,438,900 in excess of its required net capital of $100,000.

9. SUBSEQUENT EVENTS

Subsequent events have been evaluated through the date the financial statements were available to be issued. No material subsequent events have occurred since December 31, 2018 that required recognition or disclosure in our current period financial statements.